3: Corporate Profile

15:

Versent Corporation

1999 Annual Report

Versent Corporation

Financial and Operating Highlights from Continuing Operations

(Canadian $ except LQ Centre count data)	Year ended January 31, 1996	11 mos. ended December 31, 1996	Year ended December 31, 1997	Year ended December 31, 1998	Year ended December 31, 1999

Operating results
Revenues	14,905,460	19,741,943	36,747,859	44,027,918	46,678,805
EBITDA	3,524,523	5,442,921	9,642,776	9,836,569	8,138,915
Operating income (loss) before income taxes	535,180	1,597,310	2,965,396	866,605	(4,597,642)
Net income (loss)	223,733	1,179,908	1,968,120	401,705	(5,400,397)

Financial position
Total assets	23,306,977	32,330,366	44,817,668	56,518,882	41,046,208
Shareholders' equity	12,352,901	15,656,894	34,478,035	34,681,719	13,682,547

Corporately owned LQ Centre count
Average open throughout the period	16.7	24.7	43.3	55.0	58.2
Open at the end of the period	22.0	34.0	54.0	58.0	57.0

Per share information
Cash flow per share - basic	$0.45	$0.67	$0.88	$0.75	$0.46
Earnings (loss) per share - basic	$0.04	$0.17	$0.23	$0.04	($0.58)

Letter to Shareholders

Although Versent Corporation's ("Versent") results in fiscal 1999 were disappointing, significant progress was made during the year in terms of establishing a strong foundation for future success. Specifically the sale of Starburst Coin Machines Inc. in May and the sale of Color Me Mine in December were two major steps towards re-focusing Versent on its core Laser Quest and Laser Cash businesses. At the same time, Versent's Board directed management to divest of its Chromacolour operations. The sales of this subsidiary's assets were completed in March 2000.

Financial Results

Revenues from continuing operations increased 6% over 1998 to $46,678,805, but Versent recorded a loss from continuing operations of $5,400,397 versus earnings from continuing operations of $401,705 in the previous year. Despite the loss incurred by Versent, EBITDA from continuing operations at $8,138,915 was only 17% below that generated in the previous year. Cash flow from continuing operations was $.46 per share (basic) versus $.075 in 1998. The net loss for the year after taking into account $13,063,849 in losses from discontinued operations was $18,464,246 or $1.99 per share (basic).

New Majority Ownership

On February 15, 2000 Buckingham Technology Acquisition Group, Inc. ("Buckingham") purchased 6,649,152 shares of Versent bringing its ownership to 8,497,152 shares representing 90.5% of the issued and outstanding shares. Buckingham is owned 100% by Mr. Jerry Zucker of Charleston, South Carolina.

Debt Reduction

During 1999 Versent reduced its net bank debt by $15.5 million to $21.8 million. This was a significant accomplishment and as of March 31, 2000 net bank debt has been reduced a further $2.3 million to $19.5 million. We are delighted with the progress we've made in improving Versent's balance sheet and as such, believe there is unutilized borrowing capacity available to help fuel the future growth of the Laser Quest and Laser Cash businesses.

Board Changes

In February 2000, Versent welcomed the following appointments to its Board of Directors: Michael J. Buckstein, CEO of Barrday Inc., Robert B. Johnston, Director of Investor Relations, Polymer Group Inc., Deborah Morrison, Administrative Director, The Historica Foundation of Canada and Jeffrey Rosen, a public educator. Management would like to take this opportunity to thank the retiring Directors: David S. Willmot, G. Alan Hutton, Michael L. Willmot and Roderick R. Senft for their contributions during their years of service.

Looking Forward

With our new majority owner's commitment to profitably expand our core businesses, the divestiture of all non-core businesses, the strong early 2000 performance of our Laser Quest Centres, the growth of the Laser Cash business and our improved debt coverage, Versent's future is brighter than it has been since the first quarter of 1998. The Board and Management will be working diligently to ensure Versent delivers attractive returns to its shareholders.

F. Gregory Thompson David A. Rosenkrantz

President and Chief Executive Officer Chairman of the Board of Directors

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Separate analyses of financial condition, results of operations and cash flows appear on pages 5, 7, and 9 respectively)

Overview

Versent Corporation ("Versent") operated in two continuing segments in 1999:

  Laser Quest® which included LQ Centre operations in North America, Versent corporate overheads, international licensing of the Laser Quest concept through Laser Quest International, and the Laser Quest support functions provided by Threshold Electronics; and

  Laser Cash® private label (i.e. - non-financial institution) automated banking machine ("ABM") network developed by Threshold Electronics.

Versent discontinued operations in two other segments during the year:

  Coin-operated amusements which included Starburst Coin Machines route and distribution operations, games rooms at Waterloo and York universities, and satellite arcade operations; and

  Crafts which included Chromacolour paint and animation supplies and Color Me Mine ceramic studios.

Continuing Operations

Laser Quest

Financial Highlights	1999	1998

Revenues	$40,682,519	$42,826,716

Expenses
Operating and cost of sales	29,599,736	27,274,917
Administrative	3,425,098	5,615,322

Earnings before interest and amortization ("EBITDA")	7,657,685	9,936,477

Interest	2,661,901	1,582,878
Amortization	9,002,144	6,915,654

Income (Loss) from operations	$(4,006,360)	$1,437,945

Laser Quest revenues decreased $2,144,197 or 5% and EBITDA declined 23%. Laser Quest operating profits (revenues less operating expenses and cost of sales) decreased $4,469,016 or 29% to $11,082,783 (1998 - $15,551,799). The operating margin declined to 27% (1998 - 36%) of revenue. Administrative expenses were reduced by $2,190,224 or 39% mostly related to reduced Versent corporate overheads.

Increased weighted average corporate-wide debt and significant increases in interest rates and financing fees resulted in increased interest expense charged to Laser Quest. Amortization increased $2,086,490 or 30%, which is largely due to accelerated amortization resulting from the closing of two LQ Centres and the write down of certain deferred costs. At December 31, 1999 there were 57 corporately owned LQ Centres in North America versus 58 as of December 31, 1998. On a weighted average basis 58.2 LQ Centres (1998 - 55.0) were open throughout the year.

Management anticipates a program of limited growth in 2000 and its principal focus will continue to be on maximizing the financial performance of the existing LQ Centres.

Laser Cash

The private label ABM segment operating under the "Laser Cash" brand has developed a network of approximately 400 ABMs, making it one of the largest private label ABM networks in Canada. The Laser Cash segment began operations in the spring of 1998, but it was not until later in that year that the business began emerging from its start-up phase, making 1999 its first full year of operation. Laser Cash produced $5,996,286 (1998 - $1,201,202) or 13% (1998 - 3%) of continuing operations revenue. This segment exceeded expectations by posting positive EBITDA in 1999 of $481,230 (1998 - loss of $99,908).

At December 31, 1999 the private label ABM business accounted for $3,793,270 (1998 - $10,149,752) or 9% (1998 - 18%) of Versent's continuing assets. The significant reduction in investment was achieved by re-financing the ABM cash float .

Discontinued Operations

Coin-operated amusements

On May 4, 1999 Versent sold all of the shares of Starburst Coin Machines Inc. ("Starburst") to a Starburst management group led by Starburst's founder and President. While the sale resulted in a substantial loss on Versent's investment in the business, the business had been profitable since it was acquired in 1996 on an operating basis. The on-going capital requirements of Starburst at a time when Versent was seeking to reduce its debt prompted the decision to sell the company. Versent continues to utilize the services of Starburst in most of its LQ Centres.

Crafts

Versent's entry into the Crafts segment was not successful. The acquisitions of Chromacolour and Color Me Mine in 1998 resulted in significant losses for Versent in 1998 and into 1999 thereby prompting Versent to sell the businesses. In early December 1999 Color Me Mine was sold and Chromacolour was subsequently sold in early 2000. Both disposals resulted in significant investment losses in addition to the operating losses incurred during the time the businesses were owned by Versent.

Versent Corporation

Consolidated Balance Sheets

As at December 31st
	1999	1998
Assets
Current
Cash	$1,308,904	$555,251
ABM cash float	--	6,186,336
Accounts and other receivables	1,071,364	712,482
Inventories Inventories	1,585,134	1,813,803
Income taxes recoverable	56,526	1,693,976
Prepaids and deposits	970,893	971,051
Current portion of note receivable (note 7)	580,000	--
Current assets of discontinued operations (note 2)	1,343,367	8,503,454
Total current assets	6,916,188	20,436,353
Other
Capital assets (note 3)	26,296,460	33,431,279
Deferred costs (note 4)	2,690,494	4,940,727
Laser Quest rights (note 5)	4,757,268	5,280,458
Goodwill (note 6)	859,165	933,519
Note receivable (note 7)	870,000	--
Other assets of discontinued operations (note 2)	--	13,227,055
	35,473,387	57,813,038
Total Assets	$42,389,575	$78,249,391
Liabilities & Shareholders' Equity
Current Liabilities
Bank indebtedness (note 8)	$--	$2,837,289
Accounts payable and accrued liabilities	5,006,249	3,700,664
Current portion of term debt (note 8)	23,055,678	9,350,000
Current liabilities of discontinued operations (note 2)	645,101	2,029,719
Total current liabilities	28,707,028	17,917,672
Non-current Liabilities
Term debt (note 8)	--	25,650,000
Commitments (note 11)
Shareholders' Equity
Capital stock (note 10)	30,567,709	30,936,683
Retained earnings (deficit)	(17,766,777)	527,468
Deferred foreign currency exchange adjustment	881,615	3,217,568
Total Shareholders' Equity	13,682,547	34,681,719
Total Liabilities and Shareholders' Equity	$42,389,575	$78,249,391

On behalf of the Board:

964:

F. Gregory Thompson David A. Rosenkrantz

President and Chief Executive Officer Chairman of the Board of Directors

(see accompanying notes starting on page 10)

Management's Analysis - Financial Condition

(See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 2-3)

Non-Cash Working Capital

The net non-cash working capital position of Versent's continuing operations at December 31, 1999 was ($742,332) versus $1,490,648 at the previous year-end. The largest component of this decrease of $2,232,980 was the recovery of $1,637,450 in income taxes paid in prior years. Versent's continuing operations are not dependent on significant investments in working capital and as such the decline is not of concern to management. Accounts payable and accrued liabilities were unusually high at December 31, 1999; this figure has subsequently been reduced to normal operating levels in line with the December 31, 1998 balance.

Net Investment in Discontinued Operations

In 1999 Versent decided to focus exclusively on the Laser Quest and Laser Cash businesses and took steps to divest all other businesses. At December 31, 1998 Versent had $19,700,790 invested in Coin-op and Craft businesses. At December 31, 1999 all that remains of these discontinued operations is $698,266 which is made up of a receivable related to the sale of coin-operated amusements in Dubai and the estimated net realizable value of the remaining Craft assets owned by Chromacolour.

Capital Assets and Deferred Costs

With only one LQ Centre opening in the year and two closings, Laser Cash's focus being more on the redeployment of assets than new expansion, and annual depreciation and amortization charges, the capital base of the continuing businesses declined in 1999. At December 31, 1999, $28,986,954 in net book value remained, down $9,385,052 from the previous year-end balance of $38,372,006.

Liquidity and Capital Resources

Net bank indebtedness at December 31, 1999 was $21,746,774 (1998 - $37,282,038). This represented a net reduction of $15,535,264 or 42%.

Versent refinanced its Laser Cash ABM float requirements thus significantly reducing the required investment in that business.

Versent has a $1,450,000 note receivable in connection with the sale of Starburst Coin Machines. The $580,000 first payment due on this note in May 2000 will be used to further retire debt. Proceeds from the sale of Chromacolour subsequent to the year-end were also used to retire debt.

Shareholders' Equity

As of December 31, 1999 there were 9,268,343 shares issued and outstanding, unchanged from the previous year end. An additional $108,000 was raised with the exercise of 120,000 options subsequent to year end, thus bringing the current issued and outstanding number of shares to 9,388,343. In connection with the subsequent February 15, 2000 takeover of Versent by Buckingham Technology Acquisition Group, Inc. all share options and warrants have been cancelled.

The deferred foreign currency exchange adjustment primarily reflects changes in exchange rates since the acquisition of the U.S. operations in 1994 and the subsequent changes in the net investment in the United States. Due to Versent's reduction in its net assets in the United States as cash flows were used to repay debt rather than reinvested coupled with the significant strengthening of the Canadian dollar in the year, the deferred foreign currency exchange adjustment decreased significantly in 1999.

Versent Corporation

Consolidated Statements of Loss

For the years ended December 31st
	1999	1998

Revenues	$46,678,805	$44,027,918

Expenses
Cost of sales	898,483	832,166
Operating	33,183,387	27,696,666
Administrative	4,458,020	5,662,517
Income before interest and amortization	8,138,915	9,836,569

Interest (note 13a)	3,079,342	1,692,754
Amortization (note 13b)	9,657,215	7,277,210
Operating income (loss) from continuing operations before income taxes	(4,597,642)	866,605
Income taxes (note 9)	802,755	464,900
Net income (loss) from continuing operations	(5,400,397)	401,705
Net loss from discontinued operations (note 2)	(13,063,849)	(2,282,465)
Net loss	$(18,464,246)	$(1,880,760)

Net earnings (loss) from continuing operations per share - basic	($0.58)	$0.04
Net loss per share - basic	($1.99)	($0.20)

Versent Corporation

Consolidated Statements of Retained Earnings (Deficit)

For the years ended December 31st
	1999	1998

Retained earnings, beginning of year Gain (Loss) on purchase and cancellation of Common Shares (note 10f and 10g)	$527,468 170,001	$2,973,951 (565,723)
Net loss	(18,464,246)	(1,880,760)
Retained earnings (Deficit), end of year	$(17,766,777)	$527,468

(see accompanying notes starting on page 10)

Management's Analysis - Results of Operations

(See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 2-3)

Operations

The two continuing business segments (Laser Quest and Laser Cash) recorded an operating contribution (revenue less cost of sales and operating expenses) of $12,596,935 or 27% of revenue (1998 - $15,499,086 or 35% of revenue). The decline was primarily due to increased costs and declining revenues in the Laser Quest segment.

Administrative expenses decreased 21% to $4,458,020 (1998 - $5,662,517) as Versent took steps to reduce overheads to bring them more in line with revenues. As such, administrative expenses were reduced to under 10% (1998 - 13%) of revenues.

Interest

Significantly higher interest rates and bank fees coupled with a higher average debt load resulted in an 82% increase in total interest expense charged to continuing operations of $3,079,342 (1998 - $1,692,754).

Amortization

Amortization grew to $9,657,215 (1998 - $7,277,210) due to the larger average investment in capital assets plus accelerated amortization resulting from the closing of two LQ Centres and the write down of certain other deferred costs. This figure is expected to decline considerably (approximating 1998 levels) in 2000 as a number of LQ Centres are at the stage where their equipment has been fully amortized.

Income (loss) before income taxes

The pre-tax loss from continuing operations was $4,597,642 (1998 - income of $866,605). The current year's loss includes a $971,248 non-cash charge to earnings in connection with the closing of two LQ Centres.

Income taxes

In spite of the pre-tax loss, Versent recorded income tax expense of $802,755 (1998 - $464,900) due to the non-recognition of certain loss carryforwards for accounting purposes and the fact that in certain foreign jurisdictions Versent's operations are taxable.

Net income (loss) from continuing operations

The net loss from continuing operations was $5,400,397 (1998 - income of $401,705). The loss per share was $.58 (1998 - earnings of $.04).

Net loss from discontinued operations

The operating loss from discontinued operations (Coin-operated amusements and Crafts) was $1,824,725 (1998 - $2,282,465). Losses on the sale of Starburst and Color Me Mine totalled $5,892,614 and a further charge of $1,950,000 was taken to reflect the net realizable value of the Chromacolour business.

Net loss

The net loss increased to $18,464,246 (1998 - $1,880,760). The loss per share was $1.99 (1998 - $.20).

Versent Corporation

Consolidated Statements of Cash Flows

For the years ended December 31st
	1999	1998
Cash provided by (used in):
Operating activities:
Net income (loss) from continuing operations	$(5,400,397)	$401,705
Items not requiring cash:
Amortization (note 13b)	9,657,215	7,277,210
Decrease in deferred income taxes	--	(591,033)
Cash flow from continuing operations	4,256,818	7,087,882
Decrease (Increase) in non-cash working capital	2,421,717	(1,392,269)
Net operating cash flow from continuing operations	6,678,535	5,695,613
Investing activities:
Purchase of capital assets	(1,029,624)	(4,200,416)
Deferred start-up costs	(589,685)	(1,264,970)
Acquisitions and divestitures (note 12)	5,976,737	(3,219,706)
Decrease (Increase) in ABM cash float	6,186,336	(6,186,336)
	10,543,764	(14,871,428)
Financing activities:
Increase (Decrease) in bank indebtedness	(2,837,289)	2,802,686
Issuance of term debt	--	38,000,000
Repayment of term debt	(11,944,322)	(16,781,694)
Issuance of Common Shares (note 10b)	--	7,000
Cancellation of Capital Stock (note 10f)	(198,973)	(1,770,422)
	(14,980,584)	22,257,570

Increase (Decrease) in cash from continuing operations	2,241,715	13,081,755
Increase (Decrease) in cash from discontinued operations	(1,488,062)	(13,240,639)
Increase (Decrease) in cash	753,653	(158,884) 13,081,755
Cash, beginning of year	555,251	714,135
Cash, end of year	$1,308,904	$555,251

Cash flow from continuing operations per share - basic	$0.46	$0.75

Supplementary information:
Income taxes paid (recovered) during the year	$(1,008,085)	$2,026,771
Interest paid during the year	$3,558,907	$2,344,010

(see accompanying notes starting on page 10)

Management's Analysis - Cash Flows

(See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 2-3)

Operating activities

Funds from continuing operations decreased to $4,256,818 (1998 - $7,087,882). Still, cash flow from continuing operations per share (basic) was a healthy $0.46 (1998 - $0.75).

Versent realized $2,421,717 (1998 - ($1,392,269)) from non-cash working capital, primarily from the recovery of income taxes, resulting in $6,678,535 (1998 - $5,695,613) available for investing and financing activities.

Investing activities

Expansion of the Laser Quest concept was suspended in 1999 because of real estate market conditions, a lack of financing and the desire of management to focus on optimizing the performance of the existing LQ Centres. Growth in the Laser Cash business resulted more from redeploying existing machines to better locations, thus little capital was required. As a result, only $1,619,309 was invested in capital assets and deferred start-up costs versus $5,465,386 in 1998.

Financing activities

Versent was able to retire all $2,837,289 of its current bank indebtedness in 1999, leaving the $3 million operating line unused as at December 31, 1999. Versent also paid down $11,944,322 of term debt during the year.

Versent's term debt has been reduced to $20,937,934 as at March 31, 2000. In connection with the Buckingham bid, Management sought and obtained an interim extension of the existing financing arrangement to September 5, 2000. Although Versent has positive cashflows from continuing operations, current financial projections indicate that existing cash resources together with cash flows from operations will not be sufficient to fully discharge the obligation by that date. Management is currently in discussion with Versent's principal lender to renegotiate the existing financial arrangement and at the same time is actively pursuing alternate financing from other potential lenders. While it cannot be assured, Management believes they will be successful in obtaining replacement financing.

Discontinued operations

The negative net cash flow related to discontinued operations was $1,488,062 (1998 - $13,240,639). Proceeds from the sales of Starburst and Color Me Mine totalled $5,976,737 during the year while in the previous year, $3,219,706 was invested in the acquisitions of Chromacolour and Color Me Mine.

Versent Corporation

Notes to the Consolidated Financial Statements

December 31, 1999 and December 31, 1998

These consolidated financial statements include the accounts of Versent Corporation ("Versent") and its subsidiary companies. Intercompany accounts and transactions have been eliminated on consolidation.

Significant accounting policies

  Revenue recognition

  Revenue is recognized when services are performed or goods have been delivered.

  Inventories

  Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

  Capital assets

Capital assets are recorded at cost. Amortization commences in the first full calendar month of operation of a Laser Quest Centre ("LQ Centre") or when the asset is first put into use and is provided on a straight-line basis over the estimated useful lives of the assets at the following annual rates:

Building	4%
Leasehold improvements	over term of lease
LQ game equipment	20%
Automated banking machines	20% - 33%
Furniture, fixtures and equipment	20%

  Deferred costs

  Start-up costs directly relating to the opening of a particular LQ Centre are capitalized and amortized on a straight-line basis over a five year period from the commencement of the first full month of operations at that particular centre. Start-up costs directly relating to the establishment of the Threshold Electronics Limited ("Threshold") manufacturing facility were capitalized and are being amortized on a straight-line basis over a five-year period from the commencement of production.

  Laser Quest rights and goodwill

  Intangibles are recorded at cost and are amortized over a period of fifteen years. Management's policy is to continually review whether the profitability of the business, the potential for growth, and the competitive position of the business in the marketplace remain favourable to Versent. So long as this is the case, Versent will continue to amortize its intangible assets on the foregoing schedule. If the forecasted undiscounted operating earnings of the underlying business units do not appear sufficient to recover the net book value of the intangible assets, then Versent will write them down to the level at which forecasted operating earnings appear sufficient to recover the net book value of the intangible assets.

  Translation of foreign currency

  The accounts of self-sustaining subsidiaries in countries other than Canada have been translated into Canadian dollars as follows: assets and liabilities at the year end exchange rates and revenue and expenses at the average exchange rate for each month. Foreign exchange gains or losses arising from translation of assets and liabilities are deferred and included in a separate component of shareholders' equity as "Deferred foreign currency exchange adjustment".

  Fair value of financial instruments

  The carrying values of Versent's financial assets and liabilities do not differ materially from their fair values at either December 31, 1999 or December 31, 1998. The fair value of Versent's note receivable and term debt is determined by discounting expected future cash flows at current market rates of interest.

  ABM cash float

  The ABM cash float represented cash held in, or committed to, Versent's automated banking machines operations and not otherwise available for general corporate purposes.

  Income taxes

  Versent follows the deferral method of income tax allocation in accounting for income taxes. Under this method, certain differences between income for accounting and income for tax purposes give rise to deferred income taxes.

  Use of estimates

  The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may vary from these estimates.

  Cash

Versent adopted new disclosure standards for the Statement of Cash Flows and restated the prior year's Statement of Changes in Financial Position to conform to the revised standard.

1. Basis of presentation

These consolidated financial statements have been prepared on the basis that Versent will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

In connection with the Buckingham bid (note 16a), Management sought and obtained an interim extension of the existing financing arrangement to September 5, 2000. Although Versent has positive cashflows from continuing operations, current financial projections indicate that existing cash resources together with cash flows from operations will not be sufficient to fully discharge the obligation by that date. Management is currently in discussion with Versent's principal lender to renegotiate the existing financial arrangement and at the same time is actively pursuing alternate financing from other potential lenders. While it cannot be assured, Management believes they will be successful in obtaining replacement financing.

Accordingly, Versent's continuation in the normal course could depend on whether it succeeds in renegotiating its financing with its existing lender, raising alternative financing from third parties, or receiving additional financial support from its shareholders, none of which can be predicted with certainty at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should Versent be unable to achieve these objectives.

2. Discontinued operations

In 1999 Versent decided to focus exclusively on the Laser Quest and Laser Cash businesses and took steps to divest of all other businesses, Coin-operated amusements (Starburst and other) and Crafts (Chromacolour and Color Me Mine). Comparative figures related to discontinued operations have been reclassified to conform with current year's presentation. The following represents the financial statements of the discontinued operations:

Investment in discontinued operations	As at December 31st
	1999	1998
Current Assets
Cash	$ 198,263	$ 612,775
Accounts receivable	698,810	4,537,187
Inventories	435,933	3,797,945
Income taxes recoverable	10,361	(619,004)
Prepaids and deposits	--	174,551
Total Current Assets	1,343,367	8,503,454
Other Assets
Capital assets	--	9,231,141
Goodwill	--	3,995,914
Total Other Assets	--	13,227,055

Current Liabilities	645,101	2,029,719

Net investment in discontinued operations	$ 698,266	$ 19,700,790

For the Coin-operated amusements segment, Versent adopted a formal plan to dispose on March 31, 1999 and for the Craft segment it was on June 30, 1999 with respect to the Color Me Mine business and on September 30, 1999 with respect to the Chromacolour business.

Loss from discontinued operations	For the year ended December 31, 1999
	Coin-operated Amusements	Crafts	Total
Revenues	$ 6,770,581	$ 7,022,430	$ 13,793,011

Loss from discontinued operations before income taxes	$ (255,537)	$ (1,558,241)	$ (1,813,778)
Income taxes	4,639	6,308	10,947
Operating loss from discontinued operations	(260,176)	(1,564,549)	(1,824,725)
Loss on disposal, net of income tax recovery of $184,898	(5,181,957)	(6,057,167)	(11,239,124)
Net loss from discontinued operations	$ (5,442,133)	$ (7,621,716)	$(13,063,849)

Included in the loss on disposal is a write-down of goodwill in the amount of $2,543,082.

Loss from discontinued operations	For the year ended December 31, 1998
	Coin-operated Amusements	Crafts	Total
Revenues	$ 18,937,694	$ 4,626,654	$ 23,564,348

Income (Loss) from discontinued operations before income taxes	$ 343,393	$ (2,405,143)	$ (2,061,750)
Income taxes	148,815	71,900	220,715
Net income (loss) from discontinued operations	$ 194,578	$ (2,477,043)	$ (2,282,465)

3. Capital assets

Capital assets from continuing operations consist of the following:

	As at December 31, 1999
	Cost	Accumulated Amortization	Net Book Value
Land	$ 101,218	$ --	$ 101,218
Building	498,062	127,006	371,056
Leasehold improvements	28,123,330	9,508,922	18,614,408
LQ game equipment	6,420,503	4,469,558	1,950,945
Automated banking machines	4,469,759	1,021,977	3,447,782
Furniture, fixtures and equipment	5,546,761	3,735,710	1,811,051
	$ 45,159,633	$ 18,863,173	$ 26,296,460

	As at December 31, 1998
	Cost	Accumulated Amortization	Net Book Value
Land	$ 101,218	$ --	$ 101,218
Building	498,062	107,308	390,754
Leasehold improvements	31,451,664	7,516,656	23,935,008
LQ game equipment	8,072,385	4,210,144	3,862,241
Automated banking machines	3,952,224	361,556	3,590,668
Furniture, fixtures and equipment	2,965,220	1,413,830	1,551,390
	$ 47,040,773	$ 13,609,494	$ 33,431,279

4. Deferred costs

Deferred start-up costs related to opening LQ Centres and the establishment of the Threshold manufacturing facility consist of the following:

As at December 31st

	1999	1998

Deferred costs	$8,585,404	$8,736,178
Accumulated amortization	5,894,910	3,795,451
Net book value	$2,690,494	$4,940,727

5. Laser Quest rights

Versent owns the worldwide rights to the Laser Quest concept. In North America Versent is developing the concept primarily through corporately owned LQ Centres. In the rest of the world, excluding Europe, the concept is developed under Master License arrangements which provide Versent with license fees, royalties and equipment mark-ups under varying terms in each territory.

As at December 31st

	1999	1998

Laser Quest rights	$7,229,716	$7,291,727
Accumulated amortization	2,472,448	2,011,269
Net book value	$4,757,268	$5,280,458

6. Goodwill

Goodwill from continuing operations consists of the following:

As at December 31st

	1999	1998

Goodwill	$1,115,303	$1,115,303
Accumulated amortization	256,138	181,784
Net book value	$859,165	$933,519

7. Note receivable

The $1,450,000 note receivable relates to the sale of Starburst Coin Machines. The note bears interest at 6% per annum and is to be repaid in three installments: $580,000 on May 1, 2000, $435,000 on May 1, 2001 and $435,000 on May 1, 2002 (note 12a).

8. Bank indebtedness and term debt

Bank indebtedness and term debt consist of the following:

As at December 31st

	1999	1998

Bank indebtedness (note 8a)	$--	$2,837,289

Term loan (note 8b)	$23,055,678	$35,000,000

Less: current portion	23,055,678	9,350,000

Long-term portion of term debt	$--	$25,650,000

Versent's financing arrangements with a Canadian chartered bank (the "Bank") provided for credit facilities totaling $26,055,678 at December 31, 1999 structured as follows:

    A $3,000,000 demand operating line of credit at prime plus 3.50% per annum.

    A $23,055,678 term loan facility at prime plus 3.50% per annum with monthly principal repayments of $350,000.

Amounts drawn under these facilities are collateralized by a general assignment of book debts and a general security agreement on the assets of Versent and its subsidiaries.

At December 31, 1999 the Canadian prime rate was 6.50% (1998 - 6.75%). The balance of the facilities are due on September 5, 2000.

9. Income taxes

a) A reconciliation of the basic income tax rate in Canada to the effective tax rate for Versent is as follows:

For the years ended December 31st

	1999	1998
Expected income tax rate	(45.0%)	45.0%
Losses not tax-benefited	60.9%	11.0%
Non-deductible amortization of goodwill and Laser Quest rights	5.4%	27.7%
Share issue costs	(2.5%)	(13.0%)
Foreign income taxed at lower rates	(2.0%)	(16.3%)
Other	0.7%	(0.7%)
	17.5%	53.7%

b) Versent has Canadian non-capital losses of approximately $6,000,000 and capital losses of approximately $2,450,000, the tax benefit of which have not been recognized in these consolidated financial statements. These losses are available to offset future taxable income and expire in the years 2004 to 2006.

10. Capital stock

On February 19, 1998, the Shareholders of Versent approved a 1:5 Common Share consolidation and changed the name of Versent from Laser Quest Corporation to Versent Corporation. These consolidated financial statements reflect the consolidation on a retroactive basis.

    Authorized share capital consists of an unlimited number of Common Shares. In addition, Versent is authorized to issue an unlimited number of Special Shares, the attributes of which are determined with each series.

    The share transactions relating to the period from December 31, 1997 to December 31, 1999 are summarized as follows:

	Common Shares
	#	$
Balance, December 31, 1997	9,335,386	30,337,881
Common Shares Issued, March 31, 1998 (note 12c)	299,417	1,796,500
Share options exercised (note 10c)	3,500	7,000
Shares cancelled through normal course issuer bid (note 10g)	(369,960)	(1,204,698)
Balance, December 31, 1998	9,268,343	30,936,683
Share options cancelled through Share Appreciation Rights (note 10f)	--	(368,974)
Balance, December 31, 1999	9,268,343	30,567,709

    During the year ended December 31, 1999, 663,500 (1998 - 330,060) share options were granted to employees and key consultants. Also during 1999, 227,590 (1998 - 41,400) share options previously granted were cancelled and no share options (1998 - 3,500) were exercised (1998 - $7,000 in proceeds). See subsequent events note (note 16a).

    At December 31, 1999, 904,970 share options were outstanding of which 564,110 were fully vested and the remainder were subject to vesting periods of up to four years. The options were at prices ranging between $0.90 and $7.75 and had expiry dates ranging from March 6, 2000 to November 1, 2004. See subsequent events note (note 16a).

    As at December 31, 1999, 65,000 warrants with exercise prices ranging between $3.85 and $7.75 expiring between December 20, 2000 and February 21, 2002 were outstanding. During 1998, 214,300 warrants with an exercise price of $7.30 expired without being exercised. See subsequent events note (note 16a).

    On January 11, 1999, Versent cancelled 284,247 share options which were to expire on February 22, 1999 utilizing Share Appreciation Rights whereby the option holders received $198,973, the net value of the share options, directly from Versent. The price of the repurchased shares was less than the weighted average book value resulting in a gain of $170,001 being credited to retained earnings.

    On December 8, 1997, Versent received approval to conduct a normal course issuer bid under which up to 467,489 Common Shares could be purchased for cancellation. During the period from December 8, 1997 to December 31, 1997, 14,300 Common Shares were purchased for cancellation. During the period from January 1, 1998 to December 7, 1998 369,960 shares were repurchased for cancellation. The aggregate consideration paid for the shares was $1,770,422 (1997 - $76,402). This normal course issuer bid expired on December 7, 1998. The weighted average price of the repurchased shares exceeded their book value resulting in a loss of $565,723 being charged to retained earnings.

    Earnings and cash flow from operations per share are based on the weighted average number of Common Shares outstanding. Fully diluted earnings per share is not presented as the effect of the calculation is anti-dilutive.

    Under the terms of the banking arrangement, as long as amounts are owing to the Bank, Versent is restricted in declaring dividends and, at the Bank's option, any proceeds from share issues will first be used to retire indebtedness to the Bank.

11. Lease commitments

Versent and its subsidiaries have entered into agreements to lease properties for various periods up to 2007. Certain of the leases provide for additional rent based on sales. Future minimum annual rental payments for the non-cancellable term of the leases in effect at December 31, 1999 are as follows for the years ending December 31st:

2000	$5,741,000
2001	5,021,000
2002	3,990,000
2003	2,349,000
2004	1,732,000
18,833,000
Thereafter	1,655,000
Total	$20,488,000

12. Acquisitions and divestitures

    On May 4, 1999 Versent sold all of the shares of Starburst Coin Machines Inc. to a Starburst management group led by Starburst's founder and President.

    Consideration

    Cash $ 5,357,993

    Note receivable (note 7) 1,450,000

    6,807,993

    Net investment 11,700,774

    Net loss on disposal $ (4,892,781)

    On December 4, 1999 Versent concluded an agreement to sell its 91% ownership in Color Me Mine Enterprises, Inc. to private investors.

    Cash consideration $ 618,744

    Net investment 1,618,577

    Net loss on disposal $ (999,833)

    On March 31, 1998 Versent concluded an agreement with the shareholders of Chromacolour Holdings Limited to acquire all the outstanding shares of Chromacolour.

    The acquisition was accounted for using the purchase method and the results of operations are included in Versent's results from discontinued operations from the date of acquisition. This transaction involved the issue of 299,417 Common Shares of Versent. The details of the consideration paid and its allocation to the assets acquired are as follows:

    Net assets acquired at assigned value

    Working capital $ 658,180

    Capital assets 388,444

    Goodwill 2,822,082

    $ 3,868,706

    Consideration

    Cash $ 2,072,206

    Common Shares issued 1,796,500

    $ 3,868,706

    On August 21, 1998 Versent, through a 91% owned subsidiary, acquired certain assets and assumed certain liabilities of Color Me Mine, Inc. The acquisition was accounted for using the purchase method and the results of operations are included in Versent's results from discontinued operations from the date of acquisition. The details of the consideration paid and its allocation to the assets acquired are as follows:

Net assets acquired at assigned value

Working capital $ 941,905

Capital assets 205,595

Cash consideration $ 1,147,500

13. Other information

    Interest expense related to continuing operations consists of the following:

    For the years ended December 31st

	1999	1998

Current debt and bank charges	$1,454,512	$166,894
Term debt	1,624,830	1,525,860
	$3,079,342	$1,692,754

  Amortization related to continuing operations consists of the following:

For the years ended December 31st

	1999	1998

Capital assets	$5,724,218	$5,290,304
Deferred costs	2,407,786	1,428,626
Laser Quest rights	479,609	483,927
Goodwill	74,354	74,353
Write-down on closure of LQ Centres	971,248	--
	$9,657,215	$7,277,210

14. Consolidated Statements of Cash Flows

The following investing and financing transactions have not been included in the consolidated statements of cash flows because they did not involve the use of cash:

      Gain (loss) on purchase and cancellation of common shares - In 1999 Versent recorded a gain of $170,001 on the utilization of Share Appreciation Rights to cancel share options (note 10f). In 1998 Versent recorded a loss of $565,723 on the cancellation of common shares through a normal course issuer bid (note 10g).

      Note receivable - In 1999 Versent received a note in the amount $1,450,000 as part of the consideration received in the sale of Starburst (note 12a).

      Issuance of common shares - In 1998, Versent issued shares with a value of $1,796,500 in connection with the acquisition of Chromacolour (note 12c).

15. Segmented information

Versent operates in two continuing industry segments. The Laser Quest laser tag segment derives revenue from LQ Centre operations in North America and the licensing of the concept internationally. The Laser Cash private label ABM segment derives revenue from the operation and sale of automated banking machines.

3075:

Segment loss

Segment information:	December 31, 1999
	Laser Quest	Laser Cash	Total
Revenues	$ 40,682,519	$ 5,996,286	$ 46,678,805
Interest expense	2,661,901	417,441	3,079,342
Amortization	9,002,144	655,071	9,657,215
(4,809,115)	(591,282)	(5,400,397)
Segment assets	37,252,938	3,793,270	41,046,208
Segment capital asset expenditures and deferred costs	833,252	786,057	1,619,309

Geographic information:	December 31, 1999
	Revenues	Other assets
Canada	$ 11,516,235	$ 13,244,882
United States	34,802,061	22,017,272
Other foreign countries	360,509	211,233
Total	$ 46,678,805	$ 35,473,387

Segment information:	December 31, 1998
	Laser Quest	Laser Cash	Total
Revenues	$ 42,826,716	$ 1,201,202	$ 44,027,918
Interest expense	1,582,878	109,876	1,692,754
Amortization	6,915,654	361,556	7,277,210
Segment profit (loss)	973,045	(571,340)	401,705
Segment assets	46,369,130	10,149,752	56,518,882
Segment capital asset expenditures and deferred costs	1,513,162	3,952,224	5,465,386

Geographic information:	December 31, 1998
	Revenues	Other assets
Canada	$ 6,880,391	$ 14,441,132
United States	35,816,101	29,893,541
Other foreign countries	1,331,426	251,310
Total	$ 44,027,918	$ 44,585,983

Revenues and other assets are attributed to countries based on location of Versent's operations.

16. Subsequent events

    On February 15, 2000 Buckingham Technology Acquisition Group, Inc. acquired 6,649,152 shares bringing its holdings to 8,497,152 or 90.5% of the issued and outstanding shares of Versent. In connection with this transaction, all share options and warrants previously issued were cancelled.

    In two separate transactions in March 2000, Versent sold substantially all of the assets of its Chromacolour business to companies controlled jointly by Mr. David James, a Director of Versent, and his unrelated partners. The net proceeds, subject to adjustments, are expected to approximate the remaining book value of Versent's investment in Chromacolour. The transaction is not expected to result in any loss on disposal as the carrying value of this business has been reflected at net realizable value in these consolidated financial statements through a $1,950,000 write down of Versent's investment in discontinued operations.

Management's Responsibility for Financial Reporting

The preparation of the consolidated financial statements of Versent Corporation is the responsibility of management. This responsibility includes the selection of appropriate accounting policies and the exercise of careful judgment in establishing reasonable and accurate estimates in accordance with accounting principles generally accepted in Canada applied on a consistent basis and as appropriate in the circumstances. Financial information shown elsewhere in this Annual Report is consistent with that contained in the consolidated financial statements.

Management of Versent Corporation and its operating divisions has developed and maintains accounting systems and internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the financial records are reliable.

The Board of Directors approves these consolidated financial statements and carries out its responsibility in this regard principally through the Audit Committee of the Board, all members of which are outside directors. The Audit Committee reviews the results of audit examinations performed by the independent external auditors with respect to Versent's accounting principles, practices and systems of internal control.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

F. Gregory Thompson Clinton L. Wolff

President and Vice President, Finance

Chief Executive Officer Secretary/Treasurer

Auditors' Report

To the Shareholders of Versent Corporation

We have audited the consolidated balance sheets of Versent Corporation as at December 31, 1999 and 1998 and the consolidated statements of loss, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of Versent's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Versent Corporation as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

Toronto, Canada

March 10, 2000 Chartered Accountants

[Except for note 16b which is at April 18, 2000]

Versent Corporation

Corporate Information

Directors

Michael J. Buckstein C

David H. James (President, Laser Quest International Corporation)

Robert B. Johnston C

Deborah Morrison

Jeffrey Rosen

David A. Rosenkrantz C (Chairman of the Board of Directors)

F. Gregory Thompson (President and Chief Executive Officer)

C - member of the Audit and Compensation Committee

Other Senior Personnel

Versent Corporate: Clinton L. Wolff (Vice President, Finance and Secretary/Treasurer)

Tracy Boyd (Vice President, Marketing)

Laser Quest: Sue Millar (Vice President, LQ Operations)

Threshold Electronics: Matthew McIver (President, Threshold Electronics Limited)

Versent Corporate Office (Laser Quest and Threshold)

3269 American Drive, Mississauga, Ontario, Canada, L4V 1V4

Telephone: (905) 678-7272 Fax: (905) 678-9898

Transfer Agent CIBC Mellon Trust Company, Toronto, Ontario

Listing of Capital Stock Toronto Stock Exchange, Trading symbol "VTC"

Annual Meeting Versent Corporation's Annual Meeting of Shareholders will be held on Wednesday, June 21, 2000 at 10:00 a.m. at 3269 American Drive, Mississauga, Ontario.

3457:

Versent Corporation

3269 American Drive, Mississauga, Ontario, Canada, L4V 1V4